Exhibit 21.1
SIGNIFICANT SUBSIDIARIES

Organized Under the Laws of
Dako North America, Inc.	California
Agilent Technologies World Trade, Inc.	Delaware
Dako A/S	Denmark
Dako Denmark A/S	Denmark
Agilent Technologies (Luxco) S.à.r.l.	Luxembourg
Agilent Technologies Luxembourg Holding S.à.r.l.	Luxembourg
Agilent Technologies Europe B.V.	Netherlands
Agilent Technologies Singapore (Holding) Pte. Ltd.	Singapore
Agilent Technologies Singapore (International) Pte. Ltd.	Singapore
Agilent Technologies Rhone S.à.r.l.	Switzerland